UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70259

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING   08/01/2021 AND ENDING   7/31/2022

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WINTERFLOOD SECURITIES US CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

146 Broadway

                (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Janice Parise		212 751-4422	
(Name)	(Area Code – Telephone Number)		(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

               (Name – if individual, state last, first, middle name)

50 Rockefeller Center	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Schraff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Winterflood Securities US Corporation, as of July 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

John Schraff

64122445673D4FE...

John Schraff - CEO

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2026

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WINTERFLOOD SECURITIES US CORPORATION
Statement of Financial Condition
July 31, 2022

WINTERFLOOD SECURITIES US CORPORATION
Table of Contents
July 31, 2022

Page(s)



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Winterflood Securities US Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winterflood Securities US Corporation as of July 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Winterflood Securities US Corporation as of July 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Winterflood Securities US Corporation's management. Our responsibility is to express an opinion on Winterflood Securities US Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Winterflood Securities US Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Winterflood Securities US Corporation's auditor since 2019.
New York, New York
September 23, 2022

WINTERFLOOD SECURITIES US CORPORATION
Statement of Financial Condition
As of July 31, 2022

Assets

Cash	$	1,120,674
Due from affiliate		68,440
Accounts receivable customer		12,030
Other assets		11,688
Total assets	$	1,212,832

Liabilities and Stockholder's Equity

Fail to receive	$	12,030
Accounts payable and other accrued expenses		166,893
Total liabilities		178,923

Stockholder's equity

Common stock ($.0001 par value, 2,000 shares authorized, 890 shares issued and outstanding)		-
Additional paid-in capital		890,000
Retained earnings		143,909
Total stockholder's equity		1,033,909
Total liabilities and stockholder's equity	$	1,212,832

The accompanying notes are an integral part of this financial statement.

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
As of July 31, 2022

1. **Organization and Nature of Business**

   Winterflood Securities US Corporation (the "Company") is a wholly-owned subsidiary of Winterflood Securities Holdings Limited (the "Parent") and was formed on July 20, 2018. The Company was approved as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") in August 2019.

   The Company accepts and executes orders from major U.S. Institutional Investors, as defined in SEC Rule 15a-6 (the "Rule"), primarily for foreign securities. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to an affiliate for execution and clearing pursuant to a Brokerage Services Agreement between the Company and Winterflood Securities Limited ("Affiliate"), a limited company organized under the laws of the United Kingdom.

2. **Summary of Significant Accounting Policies**

   The following is a summary of the significant accounting policies followed by the Company.

   Basis of Presentation
   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Cash
   The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. At July 31, 2022, the Company held its cash at a major bank, in an amount that exceeded federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Income Taxes
   The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

   Current Expected Credit Losses
   On August 1, 2020, the Company adopted Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses* (Topic 326) on a prospective basis. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

   The CECL methodology utilizes a lifetime "current expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated

3

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
As of July 31, 2022

or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g., based on collateral arrangements or based on the credit quality of the borrower or issuer).

For certain financial assets measured at amortized cost (e.g. cash and accounts receivable customer), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

3.   Receivable From and Payable To Customers

Amounts receivable from and payable to customers at July 31, 2022 consists of securities failed to receive of $12,030.

4.   Related-Party Transactions

The Company has entered into an Expense Sharing Agreement ("ESA") as of August 20, 2019 with the Affiliate whereby the Affiliate is to provide employment related and office and administrative related services to the Company. During 2022, the Company amended its ESA as such that a section was added to clarify that the Company shall be solely responsible for all its tax liabilities.

In addition, as per the terms of the ESA, the Affiliate shall pay to the Company an amount equal to 108%, or such other mark-up as may be agreed from time to time, of all of the expenses of the Company. As related to the 2022 amendment to the ESA, the Company's tax liabilities will be excluded from the 108% mark-up.

There is a net Due from affiliate in the amount of $68,440 on the accompanying Statement of Financial Condition. These balances are net settled periodically throughout the year.

5.   Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards. The Company has accrued approximately $17,000 for current federal, state and local income taxes.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of July 31, 2022. Generally, the Company's tax returns are subject to examination by federal, state, and local authorities for all periods since inception. The Company recognizes and measures its unrecognized tax positions in accordance with ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of operations. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

WINTERFLOOD SECURITIES US CORPORATION
Notes to the Financial Statement
As of July 31, 2022

6.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At July 31, 2022, the Company's net capital was approximately $954,000 which was approximately $704,000 in excess of its minimum requirement of $250,000.

7.   Exemption from Rule 15c3-3

The Company claims exemption from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions from exemption appearing in paragraph (k)(2)(i) of the Rule.

8.   Subsequent Events

Management of the Company evaluated subsequent events or transactions that occurred from July 31, 2022 through the date this financial statement was issued September 23, 2022.